Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 1, 2009

$[—] Market Plus Notes due June 4, 2010 Linked to the Performance of Foster Wheeler AG Medium-Term Notes, Series A, No. E-E-3939

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	December 1, 2009‡‡

Issue Date:	December 4, 2009

Final Valuation Date:	June 1, 2010* ‡‡

Maturity Date:	June 4, 2010* ‡‡‡ (resulting in a term to maturity of approximately 6 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Foster Wheeler AG (the “linked share”) (Bloomberg ticker symbol “FWLT UQ <Equity>”)

Participation Rate:	100%

Maximum Return:	10.00%

Barrier Level:	75% - 80% x Initial Price* * The actual barrier level will be set on the initial valuation date and will not be greater than 80.00% of the initial price.

Supplemental Amount:	An amount equal to the product of (a) 2.50% and (b) the principal amount of the Notes, payable at the maturity date.

Payment at Maturity (not including the Supplemental Amount):

If the closing price of the Reference Asset is equal to or greater than the Barrier Level on each trading day between the initial valuation date and the final valuation date, inclusive,

•        If the Reference Asset Return is greater than 0%, you will receive at maturity a cash payment equal to the principal amount of your Notes plus 100% of your principal amount multiplied by the product of (i) Reference Asset Return multiplied by (ii) Participation Rate, subject to the Maximum Return.

•        If the Reference Asset Return is less than or equal to 0%, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the Absolute Reference Asset Return.

If the closing price of the Reference Asset is below the Barrier Level on any trading day between the initial valuation date and the final valuation date, inclusive,

•        you will receive at maturity a cash payment equal to the principal amount of your Notes plus 100% of your principal amount multiplied by the product of (i) Reference Asset Return multiplied by (ii) Participation Rate, subject to the Maximum Return.

You may lose some of your principal if you invest in the Notes. If the closing price of the Reference Asset is below the Barrier Level on any trading day between the initial valuation date to the final valuation date, inclusive, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -2.50%. You may lose substantially all of your initial investment by investing in the Notes.

Absolute Reference Asset Return	If Reference Asset Return is greater than zero, the Reference Asset Return If Reference Asset Return is less than or equal to zero, the Reference Asset Return multiplied by negative one

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[—], the closing price of the Reference Asset on the initial valuation date.

Final Price:	The closing price of the Reference Asset on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J6K4 and US06739J6K41

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA- by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

‡‡	If such day is not a scheduled trading day, then the initial valuation date or the final valuation date, as applicable, will be the next succeeding scheduled trading day.
‡‡‡

If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA- by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Price: $31.40

Maximum Return: 10.00%

Supplemental Amount: $25.00

Barrier Level: 80% of the Initial Price

Final Price	Reference Asset Return	barrier level was not breached		barrier level was breached
		Payment at Maturity (including the Supplemental Amount)	Total Return on Notes	Payment at Maturity (including the Supplemental Amount)	Total Return on Notes
62.80	100.00%	$1,125.00	12.50%	$1,125.00	12.50%
59.66	90.00%	$1,125.00	12.50%	$1,125.00	12.50%
56.52	80.00%	$1,125.00	12.50%	$1,125.00	12.50%
53.38	70.00%	$1,125.00	12.50%	$1,125.00	12.50%
50.24	60.00%	$1,125.00	12.50%	$1,125.00	12.50%
47.10	50.00%	$1,125.00	12.50%	$1,125.00	12.50%
43.96	40.00%	$1,125.00	12.50%	$1,125.00	12.50%
40.82	30.00%	$1,125.00	12.50%	$1,125.00	12.50%
39.49	25.75%	$1,125.00	12.50%	$1,125.00	12.50%
37.68	20.00%	$1,125.00	12.50%	$1,125.00	12.50%
34.54	10.00%	$1,125.00	12.50%	$1,125.00	12.50%
33.76	7.50%	$1,100.00	10.00%	$1,100.00	10.00%
32.97	5.00%	$1,075.00	7.50%	$1,075.00	7.50%
31.79	1.25%	$1,037.50	3.75%	$1,037.50	3.75%
31.40	0.00%	$1,025.00	2.50%	$1,025.00	2.50%
29.83	-5.00%	$1,075.00	7.50%	$975.00	-2.50%
28.26	-10.00%	$1,125.00	12.50%	$925.00	-7.50%
26.69	-15.00%	$1,175.00	17.50%	$875.00	-12.50%
25.12	-20.00%	$1,225.00	22.50%	$825.00	-17.50%
21.98	-30.00%	N/A	N/A	$725.00	-27.50%
18.84	-40.00%	N/A	N/A	$625.00	-37.50%
15.70	-50.00%	N/A	N/A	$525.00	-47.50%
12.56	-60.00%	N/A	N/A	$425.00	-57.50%
9.42	-70.00%	N/A	N/A	$325.00	-67.50%
6.28	-80.00%	N/A	N/A	$225.00	-77.50%
3.14	-90.00%	N/A	N/A	$125.00	-87.50%
0.00	-100.00%	N/A	N/A	$25.00	-97.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the Reference Asset was equal to or greater than the barrier level on each trading day between the initial valuation date and the final valuation date, inclusive, and the closing price of the Reference Asset increases from an initial price of 31.40 to a final price of 32.97.

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Because the closing price of the Reference Asset was equal to or greater than the barrier level on each trading day between the initial valuation date and the final valuation date, inclusive, and the Reference Asset Return of 5% multiplied by the Participation Rate of 100% is greater than 0% but less than the maximum return, the investor receives at maturity a payment of $1,050 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 100%)]= $1,050

plus the supplemental amount of $25.00.

The total return on the investment of the Notes is 7.50%.

Example 2: The closing price of the Reference Asset was equal to or greater than the barrier level on each trading day between the initial valuation date and the final valuation date, inclusive, and the closing price of the Reference Asset decreases from the initial price of 31.40 to a final price of 26.69.

Because the closing price of the Reference Asset was equal to or greater than the barrier level on each trading day between the initial valuation date and the final valuation date, inclusive, and the Reference Asset Return of -15% is negative, the investor will receive at maturity a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -(-15)%) = $1,150

plus the supplemental amount of $25.00.

The total return of the investment of the Notes is 17.50%.

Example 3: The closing price of the Reference Asset was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the closing price of the Reference Asset increases from the initial price of 31.40 to a final price of 43.96.

Because the closing price of the Reference Asset was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the Reference Asset Return of 40% multiplied by the Participation Rate of 100% is greater than the maximum return, the investor will receive at maturity a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

plus the supplemental amount of $25.00.

The total return of the investment of the Notes is 12.50%.

Example 4: The closing price of the Reference Asset was below the barrier level on one or more days between the initial valuation date and the final valuation date, inclusive, and the closing price of the Reference Asset decreases from the initial price of 31.40 to a final price of 29.83.

Because the closing price of the Reference Asset was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the Reference Asset Return of -5% is less than zero, the investor will receive at maturity a payment per $1,000 principal amount Note calculated as follows:.

$1,000 + ($1,000 x -5.00%) = $950.00

plus the supplemental amount of $25.00.

The total return of the investment of the Notes is -2.50%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset—Antidilution Adjustments”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the closing price of the Reference Asset during the term of the Notes never goes below the barrier level or the final price of the reference asset is above its initial price, by entitling you to a positive return under these circumstances. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the linked share. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the amount received upon sale or maturity of the Notes that is attributable to the supplemental amount may be taxed as ordinary income.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of full principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative and whether the barrier level has been breached during the term of the Notes. If the closing price of the reference asset is below the barrier level on any trading day between the initial valuation date to the final valuation date, inclusive, you may lose 1% of the principal amount of your Notes for every 1% that the reference asset return falls below -2.5%.

•

Your Maximum Gain on the Notes Is Limited—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 10.00% multiplied by the principal amount of $1,000 in addition to the supplemental amount. If the closing price of the Reference Asset during the term of the Notes never goes below the barrier level and the Reference Asset Return is less than or equal to 0%, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the Absolute Reference Asset Return, in addition to the supplemental amount. Effectively the Absolute Reference Asset Return would not be greater than 20% assuming the barrier level is 80% of the initial price because otherwise barrier level would have been breached. The actual barrier level will be set on the initial valuation date and will not be greater than 80.00% of the initial price.

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•

No Periodic Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset or securities composing the Underlying Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	the dividend rate underlying the linked share;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Linked Share

According to publicly available sources, Foster Wheeler AG (the “Company”) is incorporated under the laws of Bermuda and is a holding company that owns the stock of its various subsidiary companies. It operates through two business groups, which also constitute separate reportable segments: the Global Engineering and Construction Group, which it refers to as the Global E&C Group, and the Global Power Group. The Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical, biotechnology facilities and related infrastructure, including power generation and distribution facilities, and gasification facilities. The Global Power Group designs, manufactures, and erects steam generating and auxiliary equipment for electric power generating stations and industrial facilities worldwide.

As of February 9, 2009, the Company is the parent of Foster Wheeler Ltd.

The linked share’s SEC file number is 001-31305.

Historical Information

The following graph sets forth the historical performance of the linked share based on the daily closing prices from June 3, 2005 through November 25, 2009. The closing price of the linked share on November 25, 2009 was $31.40.

We obtained the historical trading price information below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing price on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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